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The Olstein Funds
4 Manhattanville Road
Purchase, NY 10577-2119
Telephone  (914) 269-6100
Fax  (914) 696-0737
www.olsteinfunds.com

October 23, 2014

Via EDGAR

U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, NE
Washington, DC 20549

Attention: Ms. Christina DiAngelo Fettig

Re:	The Olstein Funds (“Trust”)
File No. 811-09038

Dear Ms. Fettig:

On behalf of the Trust and its two series, the Olstein All Cap Value Fund and the Olstein Strategic Opportunities Fund (each, a “Fund” and together, the “Funds”), following are the responses to the Securities and Exchange Commission (“SEC”) staff’s comments conveyed on September 12, 2014, and in supplemental correspondence thereafter, with regard to the Trust’s Form N-CSR filed September 5, 2014 the Trust’s Form 40-17G filed August 19, 2014, and the Trust’s Form N-1A filed October 28, 2013.  Each staff comment is summarized below, followed by the Trust’s response to the comment.

Form N-CSR

1.
Comment.  In accordance with Instruction 2 of Item 27(b)(7)(ii)(A) of Form N-1A, include the 1.00% contingent deferred sales charge (“CDSC”) in the line graphs comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years (or life of the fund, if shorter) of the Olstein All Cap Value Fund and the Olstein Strategic Opportunities Fund.

Response.  The Trust believes that it would be inappropriate to display the CDSC in the line graphs comparing the initial and subsequent account values at the end of each of the most recently completed 10 fiscal years (or life of the fund, if shorter) of the Olstein All Cap Value Fund and the Olstein Strategic Opportunities Fund because there is no CDSC deducted if shares are held longer than one year and the line graph is intended to compare account values at the end of a 10-year period.   Class C shares of a Fund that are

redeemed within the first year of purchase may be subject to a CDSC of 1.00% based on the lesser of the original purchase price or the value of such shares at the time of redemption.  There is no CDSC if Class C shares are redeemed more than one year after purchase or in certain cases where OCM does not make an up-front payment from its own resources to the shareholder’s financial adviser.  The Distributor usually pays up-front commissions of 1.00% of the purchase amount of Class C shares to selling dealers from its own assets to facilitate sales of the Funds’ Class C shares.  Where investors remain with a Fund long term, the Distributor may recoup the amount of these up-front commissions through 12b-1 payments from the Fund.  When investors sell their Class C shares of a Fund within the first year of their purchase, the Distributor is unable to recoup these up-front commissions through 12b-1 payments.  Therefore, the Funds impose a 1.00% CDSC on redemptions of Class C shares within the first year that are paid to the Distributor.  Accordingly, because the line graphs are intended to compare account values at the end of a 10-year period, and no CDSC would actually be deducted where an investor holds shares of a Fund for such a period, the Trust believes that it is appropriate to not reflect the CDSC in the line graphs.

2.	Comment. Provide more detailed disclosure of non-audit related fees, such as tax planning, advice, review of tax returns, etc., in response to Item 4 of Form N-CSR.

Response.  The disclosure will be revised in future filings, as requested.

3.	Comment Provide explain why the Trust filed an amended Form N-CSRS on June 19, 2014.

Response.  The Trust filed an amended Form N-CSRS to fix non-material, typographical printer errors.  In the future, if the Trust files an amended filing and attaches a certification to the filing, the Trust will update the date of the certification to correspond to the amended filing date.

Form 40-17G (Fidelity Bond Filing)

4.
Comment.  Rule 17g-1 under the Investment Company Act of 1940 states that the Form 40-17G filing must explicitly state the period for which premiums have been paid.  While the period for which premiums have been paid may be implied based on the documents filed, we should add a definitive statement (e.g., in a cover letter) with the period for which premiums have been paid.

Response.  The Form 40-17G filed on August 19, 2014 indicates that the bond period was extended for the period June 15, 2014 through July 1, 2014 and renewed for the period July 1, 2014 through July 1, 2015, and states that the premium cost for such periods are $163 and $3,950, respectively.  Nevertheless, in future 40-17G filings, a statement that the applicable premium has been paid by the Trust for the applicable period will be included via a cover letter or similar method, as requested.

Form N-1A

5.
Comment.  The staff noted, for the Olstein Strategic Opportunities Fund, that the Fee and Expense Table indicates “None” for Class A for the Maximum Deferred Sales Charge, but notes that a footnote indicates that a “[p]urchases of $1 million or more, or purchases into account(s) with accumulated value of $1 million or more, that were not subject to a front-end sales charge are subject to a CDSC of 1.00% if sold within one year of the purchase date.”  The staff requests, in accordance with Instruction 2(a) of Item 3 of Form N-1A that the 1.00% CDSC should be shown in the Fee and Expense Table line item.

Response.  The Trust believes that it would be misleading to shareholders to display both the front-end sales charge and CDSC for Class A shares in the Fee and Expense Table, because no shareholder would be charged both a front-end sales charge and a CDSC of 1.00%.   The Trust believes that the Fee and Expense Table appropriately reflects the maximum shareholder fees that could be experienced by a Class A shareholder and that addressing the 1.00% CDSC—which only applies to Class A shareholders that invest $1 million or more (i.e., pay no front-end sales charge) and sell such shares within 12 months of the purchase date—in the footnote and in the waiver of sales charge section of the prospectus is appropriate.  The Registrant notes that the imposition of the 1.00% CDSC is uncommon compared to the imposition of a front-end sales charge.  In addition, consistent with Form N-1A, if both the front-end sales charge and the CDSC for Class A shares were shown in the fees and expenses table, they would also need to be included in the Example, which would result in further misleading information in the Example.  The Trust respectfully declines to make revisions to the Fee and Expense Table in this regard.

In connection with the Trust’s response to the SEC staff’s comments, as requested by the staff, the Trust acknowledges that: (i) the Trust is responsible for the adequacy and accuracy of the disclosure in the Trust’s comments in the Trust’s filings; (ii) staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the SEC from taking any action with respond to the filing; and (iii) the Trust may not assert staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

Please do not hesitate to contact me at (914) 269-6111 if you have any questions or wish to discuss any of the above responses.

Sincerely,

/s/ Michael Luper
Michael Luper

cc:	James B. Kimmel
Michael P. O’Hare